We hereby consent to the use in the Prospectuses constituting part of this Post-Effective Amendment No. 13 to the Registration Statement No. 333-17663 on Form S-6 of (1) our report dated February 6, 2002 relating to the financial statements of Separate Account FP of The Equitable Life Assurance Society of the United States for the year ended December 31, 2001, and (2) our report dated February 6, 2002 relating to the consolidated financial statements of The Equitable Life Assurance Society of the United States for the year ended December 31, 2001, which reports appear in such Prospectuses and Prospectus Supplements. We also consent to the reference to us under the headings "Financial Statements of Separate Account FP and Equitable Life" in the Prospectuses.


/S/PricewaterhouseCoopers LLP
New York, New York
October 7, 2002